Mail Stop 4561

February 12, 2010

Subramanian Krishnan
Senior VP, CFO and Treasurer
Digi International Inc.
11001 Bren Road East
Minnetonka, Minnesota 55343

> **Re:** **Digi International Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 3, 2009**
> **File No. 001-34033**

Dear Mr. Krishnan:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

General

1. You state on pages 15, 34, 64, and elsewhere that you operate in Latin America, the Middle East, and Africa, references generally understood to encompass Cuba, Iran, Syria, and Sudan. You also include Sudan in the list of countries included in the dropdown menu in the "Warranty Registration" section of your website. Cuba, Iran, Syria, and Sudan are countries that are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include

disclosure regarding contacts with Cuba, Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria, and Sudan, if any, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, or services that you have provided into Cuba, Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Item 1A. Risk Factors

"We depend on manufacturing relationships and on limited-source suppliers…," page 18

2.   You disclose that you procure certain key components involved in producing your products from a sole supplier or a limited number of suppliers, and that "[a]ny extended interruption in the supply of any of the key components currently obtained from limited sources could disrupt [y]our operations and have a material adverse effect on [y]our customer relationships and profitability." It is unclear from this risk factor and the related discussion in the Business section on page 12 the extent of your reliance on limited-source suppliers and the nature of the key components they provide for you. Please tell us in your response letter what percentage of your revenues is derived from the sale of products that involve key components that are available from only one or a limited number of suppliers. To the extent material to your business as a whole, disclose the nature of such key components, and ensure that you have provided a materially-complete description of your arrangements with such suppliers in Business. Please also file as exhibits any supplier contracts upon which your business is substantially dependent. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations, page 32

3.   Please describe for us in greater detail the reasons for, and amounts associated with, the changes (i.e. price and/or volume) in the product and customer mix that impacted Net Sales and Gross Profit, as disclosed on pages 32 and 34, respectively. In view of your identification of the effects of these known changes, it would appear your MD&A should provide analysis of the factors and reasons underlying the changes and discuss whether they will give rise to other material changes in the company's future operations and liquidity. Please tell us why you have not provided such MD&A disclosure.

Critical Accounting Policies and Estimates

Goodwill, page 43

4.   Please tell us how much your market capitalization plus an estimated control premium of 35% exceeded the carrying value of the reporting unit. If your reporting unit was at risk of failing "step one" of paragraph 350-20-35-4 of the FASB Accounting Standards Codification because the fair value of your reporting unit was not substantially in excess of its carrying value, please provide us the following information and provide this information in future filings:

- The percentage by which fair value exceeded carrying value as of the most recent step-one test;
- Analysis of the degree of uncertainty associated with the your assumptions, and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if in your view your reporting unit is not at risk, we encourage you to disclose that fact in future filings.

5.   In addition, for the periods reported provide to us greater detail of the similarities you share with the companies used to determine your control premium over the past five years. Tell us what control premium percentage was used in conjunction with your reporting unit fair value determination as of June 30, 2008 and 2009. We note your disclosure that the estimated control premium was determined by a review of premiums paid for similar companies over the past five years; however there is no quantification of the percentages. Since this is a significant assumption, we would expect enhanced disclosure of the basis and assumptions used to select a particular control premium in future filings.

Income taxes, page 38

6.   The discussion of fiscal 2009 income tax benefits resulting from the reversal of income tax reserves and other discrete tax benefits does not appear to fully or separately describe and quantify these or other material effects upon your effective 2009 tax rate. We note, for example, the material amount of tax credits disclosed in Note 11 to the financial statements and the 2007 and 2008 tax return adjustments impacting 2009. The tax credits alone reduced the effective rate in fiscal 2009 by 28.9%. Please explain to us in greater detail the nature, amounts and timing of the credits, the reversal of income tax reserves and other discrete tax benefits, as well as the basis for each of their recognition in fiscal 2009.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 5. Selected Balance Sheet Data, page 65

7.   Please provide analysis of the components of "other" in Accrued Expenses, or confirm that no item is in excess of 5% of total current liabilities for each balance sheet date. See Rule 5-02.20 of Regulation S-X.

Note 7. Fair Value Measurements, page 67

8.   We note that your certificates of deposit are classified within level 1 in the fair value hierarchy table. Please tell us how you concluded that this classification within the hierarchy, for certificates of deposit and other investment securities, is appropriate considering that level 1 inputs are quoted prices in active markets for identical assets. Please refer to paragraph 820-10-35-40 of the FASB Accounting Standards Codification.

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A filed on December 8, 2009)

Compensation Determination Process, page 10

9.   Your disclosure indicates that you engage in benchmarking of base salaries, cash incentive opportunities and equity awards for your named executive officers against the compensation practices of your "peer group" companies and the larger group of public technology companies included in the Radford survey. As it appears that benchmarking is material to your compensation policies and decisions, please clarify how you target each material element of compensation and overall compensation, in each case if applicable, against the peer group and survey data. You should also disclose where actual awards or incentive opportunities for your named executive officers fall relative to the applicable target or range. In this regard, we note your statement that your executives' base salaries are "generally below the median relative to comparable companies," but that their cash incentive opportunities would result in total cash compensation "generally" above the median. Please provide a more specific description of these benchmarks. Please also clarify how the market data is considered in determining stock option awards. We note in this regard your general statement that the compensation committee "awards stock options based on the same principles of market comparisons of total compensation including long-term incentives combined with the remaining factors listed above."

Item 13. Certain Relationships and Related Transactions and Director Independence
(incorporated from Definitive Proxy Statement on Schedule 14A filed on December 8,
2009)

Related Person Transaction Approval Policy, page 26

10.   Please confirm that the company had no related person transactions since the
        beginning of its fiscal 2009 required to be disclosed pursuant to Item 404(a) of
        Regulation S-K. Consider adding a statement to such effect, if applicable, in
        future filings.

Item 15. Exhibits, Financial Statement Schedules

Schedule II – Valuation and Qualifying Accounts, page 89

11.   We note that you maintain a valuation account for inventory reserves. Tell us
        how you considered the guidance in SAB Topic 5BB, which indicates that
        inventory write-downs due to obsolescence establish a new cost basis and should
        not be presented as a reserve. Please clarify how your accounting method
        establishes a new cost basis for your inventory and why you believe including this
        reserve as a valuation and qualifying account is appropriate.

                                        * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Attorney-Advisor, at (202) 551-3483 or Mark Shuman, Branch Chief-Legal, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant